Exhibit (a)(10)

                            Georgeson & Company Inc.

From:          CDSI Holding Corporation
               c/o Welsh, Carson, Anderson & Stowe
               320 Park Avenue
               New York, New York 10022

For Release:   Immediately

Contact:       Chuck Garske
               Georgeson & Company, Inc.
               (212) 440-9800

         CDSI Holding Corporation and CDSI Acquisition Corp. File First
             Amendment to the Schedule 14D-1 Tender Offer Statement
                      in Connection with their Tender Offer
                         for Control Data Systems, Inc.

     NEW YORK, August 5, 1997 . . . CDSI HOLDING CORPORATION ("Parent"), a corporation formed at the direction of Welsh, Carson, Anderson & Stowe ("WCAS"), announced today that it and its wholly-owned subsidiary, CDSI Acquisition Corp. (the "Purchaser"), have filed an amendment to the Schedule 14D-1 Tender Offer Statement previously filed by them with respect to their tender offer for all outstanding shares of common stock of Control Data Systems, Inc. (NASDAQ NMS:
CDAT), at $20.25 per share, net to seller without interest.

     The amendment provides further detail regarding the expected financing arrangements for the Offer and the subsequent Merger, and reports that Parent has been granted early termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     As previously announced, the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, August 11, 1997, subject to extension.

     The amendment states that, prior to the Expiration Date of the Offer and the Purchaser's acceptance of Shares for payment, Parent intends to enter into a Purchase Agreement with WCAS VII, certain related investors and CP III pursuant to which (i) on the Expiration Date of the Offer, WCAS VII and such related investors will acquire shares of preferred stock of Parent for an aggregate consideration of $30,000,000 and shares of common stock of Parent for an aggregate consideration of $30,000,000, (ii) approximately two days after the Expiration Date of the Offer, CP III will acquire $60,000,000 principal amount of subordinated debentures and shares of common stock of Parent for an aggregate consideration of $60,000,000 and (iii) under certain circumstances, WCAS VII will lend up to an additional $25,000,000 to Parent. In addition, prior to the
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Expiration  Date of the Offer,  Parent will enter into a Subscription  Agreement with the Purchaser for the transfer of $120,000,000 to the Purchaser immediately following receipt thereof as contemplated in (i) and (ii) above and any portion of the additional $25,000,000 loaned as contemplated in (iii) above.

     The amendment further states that Parent and the Purchaser, are currently negotiating with two commercial banks to provide to the Purchaser a tender offer credit facility of approximately $128,000,000 secured in part by the Shares purchased pursuant to the Offer and a bridge loan facility of up to $85,000,000, secured in part by collateral assignments of the Purchase Agreement of WCAS VII and CP III and Parent's Subscription Agreement with the Purchaser referred to above. It is expected that a portion of the outstanding indebtedness under these credit facilities will be repaid after the consummation of the Merger from the sale of the securities by Parent to CP III pursuant to the Purchase Agreement referred to above and cash reserves of Control Data Systems, and that the remainder of such indebtedness will be converted into permanent financing of Control Data Systems.

     J.P. Morgan & Co. is acting as Dealer Manager in connection with the Offer and Georgeson & Company, Inc. is acting as Information Agent.